SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 3)

Great Elm Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39036P209

(CUSIP Number)

Todd Wiench

Imperial Capital Asset Management, LLC

10100 Santa Monica Blvd., Suite 2400

Los Angeles, California 90067

(310) 246-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Imperial Capital Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,144,611*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,144,611*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,144,611*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*

Includes 2,019,129 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) underlying a 5.0% Convertible Senior PIK Notes due 2030 (the “Notes”) issued by the Issuer pursuant to a Securities Purchase Agreement, dated as of February 26, 2020, by and among the Issuer and the investors named therein (the “Securities Purchase Agreement”).

CUSIP No. 39036P209	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Long Ball Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,774,627*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,774,627*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,774,627*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes 2,019,129 shares of Common Stock underlying the Notes issued by the Issuer pursuant to the Securities Purchase Agreement.

CUSIP No. 39036P209	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Jason Reese
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,491,444*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,491,444*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,491,444*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

*

Includes (i) 2,019,129 shares of Common Stock underlying the Notes issued by the Issuer pursuant to the Securities Purchase Agreement and (ii) 346,833 shares of Common Stock that could be acquired in 60 days upon the vesting of restricted stock units.

CUSIP No. 39036P209	Page 5 of 7 Pages

Explanatory Note: This Amendment No. 3 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Great Elm Group, Inc. (the “Issuer”) filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2019, as amended by Amendment No. 1 to the Initial 13D filed on March 3, 2020 and Amendment No. 2 to the Initial 13D filed on May 21, 2021 (as so amended, the “Schedule 13D”), amends and supplements certain of the items set forth in the Schedule 13D.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

• Imperial Capital Asset Management, LLC (“ICAM”);

• Long Ball Partners LLC (“Long Ball”); and

• Jason Reese.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

The information in Item 6 is incorporated by reference herein.

In addition, since the filing of Amendment No. 2, the source and amount of funds used in purchasing the Common Stock by the Reporting Persons were as follows:

Purchaser	Source of Funds	Amount
Long Ball	Working Capital	$161,065.25

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplanted as follows:

The information in Item 6 is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) & (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are based on 28,836,497 shares of Common Stock outstanding as of May 2, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the SEC on May 5, 2022, plus the 1,369,984 shares issued to ICAM as disclosed in Item 6 below.

(c) The transactions reported in Item 6 below and those reported in the table below in this Item 5 are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the date of this Amendment, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Price or Range of Prices
Long Ball	Open Market Purchase	05/09/2022	80,000	$1.61	$1.58-$1.78
Long Ball	Open Market Purchase	05/10/2022	17,500	$1.83	$1.73-1.96

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 4, 2022, the Issuer’s wholly owned subsidiary, Great Elm Capital Management, Inc. (“GECM”) entered into an asset purchase agreement (the “Purchase Agreement”) with ICAM to acquire the investment management agreement and certain other assets related thereto for Monomoy Properties REIT, LLC (“Monomoy REIT”), a Maryland real estate investment trust. The transaction closed contemporaneously with signing the Purchase Agreement.

CUSIP No. 39036P209	Page 6 of 7 Pages

The upfront purchase price of $10.0 million was financed through (1) $2.5 million in newly issued shares of Common Stock, which equals 1,369,984 shares of Common Stock issued at $1.81 per share, which is the 30-calendar day volume-weighted average of the closing sales price ending on April 14, 2022, (2) $1.25 million of shares of common stock, par value $0.01 per share, of Great Elm Capital Corp. (“GECC Common Stock”), which were owned by the Issuer, and (3) a promissory note (the “Promissory Note”) issued by GECM in an aggregate principal amount of $6.3 million, which bears interest at 6.5% per annum. The Promissory Note is due August 4, 2023, but may be extended by GECM for an additional nine months, subject to certain conditions. The Promissory Note may be prepaid at any time, in whole or in part, at GECM’s option with cash, shares of GECC Common Stock held by the Issuer or newly issued shares Common Stock.

In addition to the consideration paid at closing, ICAM has the ability to receive two earnout payments up to $1 million each following the fiscal years ending June 30, 2023 and June 30, 2024 based upon achievement of certain financial metrics (the “Earnouts”). The Earnouts may be paid at GECM’s option with either cash or newly issued Common Stock. Notwithstanding the ability to settle the Promissory Note and pay the Earnouts using Common Stock, no additional shares of Common Stock may be issued without shareholder approval. Any shares of Common Stock issued under the Purchase Agreement will receive customary registration rights.

The foregoing descriptions of the Purchase Agreement and Promissory Note are qualified in their entirety by reference to the Purchase Agreement and Promissory Note, which are exhibits 99.5 and 99.6 to this Amendment.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.5	Asset Purchase Agreement, dated May 4 ,2022 by and between Great Elm Capital Management, Inc. and Imperial Capital Asset Management, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on May 5, 2022)

99.6	Promissory Note, dated May 4, 2022, by and between Great Elm Capital Management, Inc., and Imperial Capital Asset Management, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on May 5, 2022)

CUSIP No. 39036P209	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2022

Long Ball Partners, LLC

By: Imperial Capital Asset Management, LLC
its Managing Member

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Imperial Capital Asset Management, LLC

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Jason Reese

/s/ Jason Reese